UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 1, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: March 1, 2010

LGL — Pure gold, pure value Mt Rawdon, Queensland Côte d’Ivoire exploration Lihir Island, PNG Bonikro, Côte d’Ivoire

Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

LGL — Developing gold major • Pure gold, 46 million ounces in measured and indicated resource • Delivering results, exceeding guidance • Strong financial position, rising cashflows, record profit • Growth projects in development, huge exploration upside

Diversified global operations Group M&I Resources (mozs) 45.9 1.2 Mt Rawdon 1 .7 Cote d’Ivoire 43.0 Lihir Island *See Appendix One for further details

Huge resource base and long life mine (Lihir Island Resources, Mozs) 43.0 43.0* Measured 36.5 36.5 35.3 34.1 34.4 35.3 34.1 34.4 32.9 32.9 24.2 24.4 24.4 24.2 Indicated *Does not include Inferred resources which total 5.5 million ounces. See Appendix One for further details

Lihir Island — World class deposit (Mozs) Ranked by Reserves 76 41 28.8 29.3 21.4 22.4 20.1 17.8 18 18.2 18.2 18.7 17.4 14.1 Source: BMO. Lihir Island reserves as at 30 June 2009 include 23.9 million oz of probable reserves at a grade of 2.77g/t, and 4.9 million oz of proven reserves in stockpiles at a grade of 2.46 g/t

M&I Resources (kozs) Oumé Deposits 217 koz Indicated 15 koz Inferred Hiré Deposits 442 koz indicated 450 koz inferred Jun 07 Jun 08 Dec 08 Aug 09 Inferred Resources (kozs) Bonikro 1.05 moz M&I 318 koz inferred Jun 07 Jun 08 Dec 08 Aug 09 See full information in Appendix Two

Mt Rawdon resource base established Mineral Resources: Mt Rawdon, January 1, 2010 Contained Tonnes Average Grade Ounces (millions) (Au g/t) (Au ,000 ozs) Measured 2.3 0.75 60 Indicated 48.4 0.73 1140 Total M&I 50.7 0.73 1190 Inferred 7.1 0.61 140 1) The Measured and Indicated Mineral Resources are inclusive of the Ore Reserves. 2) Cut-off grade of 0.31 Au g/t. as calculated using current costs. 3) Rounding, conforming to the JORC Code, may cause some computational discrepancies

LGL — Developing gold major • Pure gold, 46 million ounces in measured and indicated resource • Delivering results, exceeding guidance • Strong financial position, rising cashflows, record profit • Growth projects in development, huge exploration upside

Delivering results • 2009 — fourth successive record annual gold production, up 27% to 1.12 million ounces. Above 1 million ounces for the first time. Operation Full Year Guidance Full Year Actual Lihir Island, PNG 770,000 — 840,000 853,391 Mt Rawdon, QLD 90,000 — 100,000 107,780 Bonikro, Cd’I 130,000 — 160,000 150,023 Total 1.0 million — 1.2 million 1,123,759 Total Cash Costs Below $400/oz $397/oz *Bonikro production reported on a 100% basis

Record annual production (Kozs) 1,124 Ballarat (13 kozs) Bonikro (150 kozs) 882 Mt Rawdon (108 kozs) 701 651 596 Lihir Island (853 kozs) 2005 2006 2007 2008 2009

Lihir Island record annual production (Koz) 853 771 700 651 599 596 550 FY 03 FY 04 FY05 FY 06 FY 07 FY 08 FY 09

Tonnes milled (000) Gold poured (kozs) Production is 100% basis, of which 90% is attributable to LGL

Mt Rawdon pit expanding Gold grade (g/t) Gold production (kozs)

LGL — Developing gold major • Pure gold, 46 million ounces in measured and indicated resource • Delivering results, exceeding guidance • Strong financial position, rising cashflows, record profit • Growth projects in development, huge exploration upside

Group revenues exceed $1 billion Realised gold price (US$) 956 850 1087 666 749 510 412 399 498 364 386 264 245 215 FY03 FY04 FY05 FY06 FY07 FY08 FY 09 Revenue (US$m) * Excluding Ballarat revenues

Record profitability (Mine EBITDA, US$m) 634 +63% 389 273 213 2006 2007 2008 2009

Mine EBITDA (US$m) -11 94 -78 634 -6 246 389 2008 Sales volume Price Royalties and Operating Deferred costs 2009 other costs

Diversification rewards (Divisional Mine EBITDA, US$m) 62 487 27 345 2008 2009 Mt Rawdon/Kirkalocka 85 17 2008 2009 PNG 2008 2009 Africa

Low cost, margins expanding (US$/oz) Resumed dividend payments 2009. Cash price realised 956 US 1.5c/sh, paid Nov 30 US 1.5c/sh, paid March 31 850 Total cash cost/oz 666 510 Costs deferred 411 Cash margin Numbers exclude Ballarat. Periods prior to 2008 are for Lihir Island only.

Maintaining low cost position $800 Gold Industry Cost Curve 2009 $700 $600 $500 US$/oz $400 $300 LGL $397/oz $200 $100 $0 0 5 10 15 20 25 30 35 40 Cumulative Production (Moz) Source: BMO Capital Markets. Total Cash Costs reported on a co-product basis.

Operating cash flow massively increased (US$m) 451 208 107 61 28 10 2004 2005 2006 2007 2008 2009

LGL — Developing gold major • Pure gold, 46 million ounces in measured and indicated resource • Delivering results, exceeding guidance • Strong financial position, rising cashflows, record profit • Growth projects in development, huge exploration upside

Lihir Island expanding to 1 mozpa • Additional milling, grinding, oxygen, pressure oxidation and CIL • Lifts average annual output by 240 kozs, @ incremental cost of $200/oz • Higher recovery lifts LOM production by + 1 million ozs • Improves operational reliability and consistency • Capex $700 million (Feb 08 $) + $160 million additional power supply • Foundation work in progress. Interim Power Station construction commenced • Economics compelling. 5 year pay-back

Lihir Island production plan (Average annual, Kozs) 1250 1100 1 Mozpa 770-840 2010 11 12 13 14 15 16 17 18 19 20 21 Lihir Island Average 2012#] 2016 Average 2017#] 2021 Ore milled (MT) 10.0 9.0 Autoclave feed (MT) 8.4 8.2 Autoclave feed grade (Au g/t) 4.7 5.6 Leach recovery (%) 87 87

Plus Bonikro production (Average annual, Kozs) 1470 1350 220 250 780-970 Bonikro 110-130 Lihir Island 2010 11 12 13 14 15 16 17 18 19 20 21 Bonikro Average 2012#] 2016 Average 2017#] 2021 Ore milled (Kt) 3300 3500 Mill head grade (Au g/t) 2.5 2.0 Recovery (%) 95 95

Plus Mt Rawdon production (Average annual, Kozs) 1510 1450 ~40 ~100 960-1060 Mt Rawdon 80-90 Bonikro Lihir Island 2010 11 12 13 14 15 16 17 18 19 20 21 Mt Rawdon Average 2012#] 2016 Average 2017#] 2019 Ore milled (Kt) 3650 3100 Mill head grade (Au g/t) 1.0 0.5 Recovery (%) 89 85

Further drilling at Lihir Island Future drilling areas Reserve Pit Proposed 2010 drilling Inferred Pit

Côte d’Ivoire expansion taking shape Preliminary technical study to expand Bonikro 200koz/a Higher grade ore in Hiré (3 g/t) Infill drilling to upgrade and expand resource Evaluate expanded milling capacity at Bonikro Completion of feasibility study and ESIA by end of Q3 Increase production from 2012 Capital requirement modest

The real prize — the land package Birimian Greenstone Belt % of +1Moz Res belt Ghana 19% 83 Moz Mali 10% 29 Moz Guinea 11% 8 Moz Côte d’Ivoire 35% 7 Moz Burkina Faso 22% 6 Moz Senegal 3% 1 Moz Total +135 Moz

Leading land package in Côte d’Ivoire •8000km2 tenements granted — 18,000km2 total •Supporting a US$37M exploration program in 2010

Blaffo Guetto cross section 3m @ 1.3g/t Au 10m @ 3.2g/t Au 7m @ 3.1g/t Au 18m @ 1.7g/t Au 40m @ 2.3g/t Au 14m @ 1.8g/t Au 9m @ 0.9g/t Au 13m @ 2.8g/t Au 3m @ 2.0g/t Au 5m @ 1.4g/t Au 37m @ 7.0g/t Au All drill hole results relate to Reverse Circulation drilling results analysed on a 1m interval basis and assayed using fire assay on 50g charge through Transworld Laboratory in Yamoussoukro. All intervals quoted are down-hole thickness and may not represent true thickness.

Building foundations for growth • 2010 annual production to be between 960,000 — 1.06 million ounces • 2010 total cash costs to be below $450/oz ~1510 • Lihir Island and Bonikro to be below $420/oz ~1450 220 250 Bonikro 40 1124 100 960-1060 960-1060 Mt Rawdon 110-130 882 80-90 701 651 596 1250 1100 Lihir Island 770-840 2005 2006 2007 2008 2009 2010 2011 2012-2016 2017-1021 Production Production Guidance Targets Figures include 100% of Bonikro production, of which 90% is attributable to LGL

LGL — Developing gold major • Pure gold, 46 million ounces in measured and indicated resource Delivering results, exceeding guidance • Strong financial position, rising cashflows, record profit Growth projects in development, huge exploration upside

www.LGLgold.com LGL Competent Person Statement The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg. David Grigg is employed by Lihir Gold Limited in the role of Superintendent Strategic Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. The information in this report that relates to Ore Reserves at Mt Rawdon is based on information compiled by Nick Spicer, who is a member of the Australian Institute of Mining and Metallurgy. Nick Spicer is employed by Lihir Gold Limited in the role of Principal Mining Engineer. He has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. Nick Spicer consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Appendix One August 2009December 31, 2008Average Contained Average ContainedTonnes grade ounces Tonnesgradeounces(mt)(Au g/1) (mozs)(mt)(Au g/t)(mozs)Measured59.42.484759.42.484.7Indicated4942.4138.3324.727128.2Total43.032.9Inferred87,31.9 55.546.42.33.41)August 2009 update cut-off grade of 1.0 g/t, December 2008 cut-off grade of 1.20 g/t. Rounding,conforming to the JORC Code, may cause some computational discrepancies.2)Stated resources numbers have not been adjusted to account for mining depletion during theperiod from December 2008 to August 2009,3)The number of contained ounces does not indicate the ounces that will be ultimately recovered,The resources ultimately recovered and available for sale depends on whether, and to the degreewhich, mineral resources are converted to ore reserves.1)

Appendix TwoCote d’lVOJreAugust 2Q09December 31, 200EAverage ContainedAverage ContainedTonnesgradeouncesTonnesgradeounces(kt)[Au grt)(kozs](kt)(Au git](kozs]HIREAkissi-soIndicated32433.455232.83,4352Inferred II3.1505123.150Indicated7973.590Inferred21913.22210442.993AgbaleInfen-ed1322.71150_Chappelle 363S3.22S3OUMEDougbafla EastIndicated514S131217Inferred1.18IS26381.315DBonikroMeasured70354127035T3412Ind cated’ 1J-:T76351150TT635Infen-ed500:1.651660:01.6313TOTALMeasured and Indicated27772191706218372.01393hlTcned10774Z.Q79410194196161)Boniikra resources have not been adjusted to account for depletion during mining in 2DQ9.2)As at December 31, LGL’s interest is 9D% of Bonikro, and 93% of the other exploration assets listed.3} A cut-off grade of 0.5 grt has been applied for calculation of Resources at Assondji So,Chappelle, Agbale and Dougbafla East, compared with 0.7 g/t previously. Bonikro cutoff gradeis D.6 g/t, Akissi So cutoff grade remains unchanged at d.7 gVt. 4) The number of contained ounces does not indicate the ounces that wil be ultimately recovered.The ounces ultimately recovered and available for sale depends on whether, and to the degreewhich, mineral resources are converted to reserves

Appendix Three Lihir Island Reserves Statement — June 2009 Reserve Tonnes Average grade Contained gold Category (millions) (Au g/t) (Moz) (3) Reserves at 30th June 2009 (2) Probable 269.2 2.77 23.9 Stockpiles (4) Proved 61.6 2.46 4.9 Total Reserves 330.8 2.71 28.8 (1) Reserve tonnages have been depleted by 2009 mining activity to June 2009. Reserves quoted are those remaining below the June 2009 mining surface, within the ultimate pit design, based on the December 2008 Resource Model. (2) Average cut-off grade for mill feed = 1.36 g/t Au. (December 2008 reserve average cut-off grade = 1.29 g/t) (3) Reserves are based on a maximum profit, undiscounted pit shell with an assumed life-of-mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will be ultimately recovered. (4) Stockpile totals reflect ore above cut-off on stockpile at 30 June 2009 (5) Rounding, conforming to the JORC Code, may cause some computational discrepancies. (6) The December 2008 Reserve was 239.6 Mt at 2.83 g/t for 21.8M oz Au (US$675 oz), and based on the December 2007 Resource model.

Appendix Four Ore Reserves: Mt Rawdon, January 1, 2010Tonnes Average Grade Contained Ounces Average Grade Contained Ounces (millions)(Au g/t)(Au ,000 ozs)(Ag g/t)(Ag ,000 ozs)Proved150.82382.26105Probable30.10.817862.372:292Sub Total31.60.818252.362,398Stockpile(Proved)0.40.79102.7936TOTAL 32.0 0.81 835 2.37 2,4331)Reserves quoted for 1 January 2010 are those remaining below the 1 January 2010 mining surface with the June 2009 total design, based on the April 2009 resource model.2)Cut-off grade of 0.31 g/t Au as calculated using current costs.3)Reserves are based on a maximum profit with an assumed life of mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will ultimately be recovered.4)Stockpile is ore above the cut-off as at January 1, 2010.5)Rounding, conforming to the JORC Code, may cause some computational discrepancies.1)

Appendix Five

Mineral Resources: Mt Rawdon, January 1, 2010					
	Tonnes (millions)	Average Grade (Au g/t)	Contained Ounces (Au ,000 ozs)	Average Grade (Ag g/t)	Contained Ounces (Ag ,000 ozs)
Measured	2.3	0.75	60	2.21	160
Indicated	48.4	0.73	1140	2.28	3550
Total M&I	**50.7**	**0.73**	**1190**	**2.28**	**3710**
Inferred	7.1	0.61	140	1.94	440

1) The Measured and Indicated Mineral Resources are inclusive of the Ore Reserves.

2) Cut-off grade of 0.31 Au g/t. as calculated using current costs.

3) Rounding, conforming to the JORC Code, may cause some computational discrepancies